INDUSTRIAS CH, S.A. B. DE C.V.

Agustín Melgar No. 23 Apdo. Postal No. 1
C.P. 54030 Tlalnepantla, Edo. de México
Tel: 1165-1000 Fax: 1165-1001

October 28, 2009.

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Industrias CH, S.A.B. de C.V.
Rule 12g3-2-(b) File No. 82-34903

The enclosed results of operations for the third quarter 2009 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Industrias CH, S.A.B. de C.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Act"), afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g-3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 the Act and that neither this letter nor the furnishing of such information and documents shall constitute and admission for any purpose that the Company is subject to the Act.

Very truly yours

Sergio Vigil
Chief Financial Officer

11/2

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

TO SEPTEMBER 30 OF 2009 AND 2008

RECEIVED **CONSOLIDATED**

(Thousand Pesos)

2009 NOV ... 11: 2 **Final Printing**

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	**TOTAL ASSETS**	**35,881,717**	**100**	**36,645,569**	**100**
s02	**CURRENT ASSETS**	**16,407,632**	**46**	**17,878,858**	**49**
s03	CASH AND AVAILABLE INVESTMENTS	2,078,903	6	1,211,581	3
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,031,164	8	5,117,012	14
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	510,731	1	709,606	2
s06	INVENTORIES	10,548,285	29	10,630,067	29
s07	OTHER CURRENT ASSETS	238,549	1	210,592	1
s08	**LONG-TERM**	**0**	**0**	**0**	**0**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**12,199,470**	**34**	**11,563,195**	**32**
s13	LAND AND BUILDINGS	5,370,866	15	4,949,584	14
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	15,813,585	44	15,051,221	41
s15	OTHER EQUIPMENT	316,547	1	315,251	1
s16	ACCUMULATED DEPRECIATION	9,892,041	28	9,190,249	25
s17	CONSTRUCTION IN PROGRESS	590,513	2	437,388	1
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**7,152,392**	**20**	**7,106,057**	**19**
s19	**OTHER ASSETS**	**122,223**	**0**	**97,459**	**0**
s20	**TOTAL LIABILITIES**	**8,965,577**	**100**	**12,122,595**	**100**
s21	**CURRENT LIABILITIES**	**3,954,551**	**44**	**7,170,908**	**59**
s22	SUPPLIERS	2,389,032	27	4,752,059	39
s23	BANK LOANS	0	0	555,783	5
s24	STOCK MARKET LOANS	4,078	0	3,226	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	170,481	2	405,083	3
s26	OTHER CURRENT LIABILITIES WITHOUT COST	1,390,960	16	1,454,757	12
s27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**81,937**	**1**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**5,011,026**	**56**	**4,869,750**	**40**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**26,916,140**	**100**	**24,522,974**	**100**
s34	**COUNTABLE CAPITAL OF THE PARTICIPATION NOT CONTROLADORA**	**4,398,880**	**16**	**4,170,233**	**17**
s35	**COUNTABLE CAPITAL OF THE PARTICIPATION CONTROLADORA**	**22,517,260**	**84**	**20,352,741**	**83**
s36	**CONTRIBUTED CAPITAL**	**7,766,461**	**29**	**7,766,461**	**32**
s79	CAPITAL STOCK	6,636,495	25	6,636,495	27
s39	PREMIUM ON ISSUANCE OF SHARES	1,129,966	4	1,129,966	5
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**14,750,799**	**55**	**12,586,280**	**51**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	13,844,686	51	13,666,180	56
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	915,975	3	-1,069,400	-4
s80	SHARES REPURCHASED	-9,862	0	-10,500	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND AVAILABLE INVESTMENTS**	**2,078,903**	**100**	**1,211,581**	**100**
s46	CASH	1,561,255	75	483,781	40
s47	AVAILABLE INVESTMENTS	517,648	25	727,800	60
s07	**OTHER CURRENT ASSETS**	**238,549**	**100**	**210,592**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	238,549	100	210,592	100
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**7,152,392**	**100**	**7,106,057**	**100**
s48	DEFERRED EXPENSES (NET)	2,950,654	41	275,915	4
s49	GOODWILL	4,166,160	58	6,767,670	95
s51	OTHER	35,578	0	62,472	1
s19	**OTHER ASSETS**	**122,223**	**100**	**97,459**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	122,223	100	97,459	100
s21	**CURRENT LIABILITIES**	**3,954,551**	**100**	**7,170,908**	**100**
s52	FOREIGN CURRENCY LIABILITIES	1,872,514	47	4,737,479	66
s53	MEXICAN PESOS LIABILITIES	2,082,037	53	2,433,429	34
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**1,390,960**	**100**	**1,454,757**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	271,906	20	112,601	8
s89	INTEREST LIABILITIES	12,357	1	4,107	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	1,106,697	80	1,338,049	92
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**100**	**81,937**	**100**
s65	NEGATIVE GOODWILL	0	0	81,937	100
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**5,011,026**	**100**	**4,869,750**	**100**
s66	DEFERRED TAXES	4,910,822	98	4,685,338	96
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	32,138	1	111,948	2
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	68,066	1	72,464	1
s79	**CAPITAL STOCK**	**6,636,495**	**100**	**6,636,495**	**100**
s37	CAPITAL STOCK (NOMINAL)	5,098,604	77	5,098,604	77
s38	RESTATEMENT OF CAPITAL STOCK	1,537,891	23	1,537,891	23

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**13,844,686**	**100**	**13,666,180**	**100**
s93	LEGAL RESERVE	550,221	4	464,528	3
s43	RESERVE FOR REPURCHASE OF SHARES	1,101,345	8	1,102,621	8
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	10,969,876	79	9,427,744	69
s45	NET INCOME FOR THE YEAR	1,223,244	9	2,671,287	20
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**915,975**	**100**	**-1,069,400**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	1,067,321	117	-124,956	12
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-151,346	-17	-58,113	5
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	-886,331	83
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	12,453,081	10,707,950
s73	PENSIONS AND SENIORITY PREMIUMS	0	103,501
s74	EXECUTIVES (*)	67	66
s75	EMPLOYEES (*)	1,918	2,373
s76	WORKERS (*)	3,206	4,420
s77	OUTSTANDING SHARES (*)	436,574,580	436,574,580
s78	REPURCHASED SHARES (*)	293,900	293,900
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2009 AND 2008

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**16,464,748**	**100**	**30,551,604**	**100**
r02	COST OF SALES	12,951,884	79	24,589,957	80
r03	**GROSS PROFIT**	**3,512,864**	**21**	**5,961,647**	**20**
r04	GENERAL EXPENSES	1,817,623	11	1,458,802	5
r05	**INCOME (LOSS) FROM OPERATION**	**1,695,241**	**10**	**4,502,845**	**15**
r08	OTHER INCOME AND (EXPENSE), NET	2,466	0	54,656	0
r06	COMPREHENSIVE FINANCING RESULT	-11,436	0	-216,053	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**1,686,271**	**10**	**4,341,448**	**14**
r10	INCOME TAXES	188,367	1	1,250,442	4
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**1,497,904**	**9**	**3,091,006**	**10**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**1,497,904**	**9**	**3,091,006**	**10**
r19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	274,660	2	419,719	1
r20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**1,223,244**	**7**	**2,671,287**	**9**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**16,464,748**	**100**	**30,551,604**	**100**
r21	DOMESTIC	9,994,117	61	10,342,791	34
r22	FOREIGN	6,470,631	39	20,208,813	66
r23	TRANSLATED INTO DOLLARS (***)	472,958	3	1,921,154	6
r08	**OTHER INCOME AND (EXPENSE), NET**	**2,466**	**100**	**54,656**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	2,466	100	63,346	116
r34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	8,690	16
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-11,436**	**100**	**-216,053**	**100**
r24	INTEREST EXPENSE	31,990	-280	29,249	-14
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	33,511	-293	136,753	-63
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-12,957	113	-323,557	150
r28	RESULT FROM MONETARY POSITION	0	0	0	0
r10	**INCOME TAXES**	**188,367**	**100**	**1,250,442**	**100**
r32	INCOME TAX	152,674	81	365,957	29
r33	DEFERRED INCOME TAX	35,693	19	884,485	71

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	17,287,985	32,079,184
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	25,163,821	37,364,784
r39	OPERATING INCOME (**)	1,150,677	4,622,504
r40	NET INCOME OF PARTICIPATION CONTROLADORA(**)	878,688	2,824,649
r41	NET CONSOLIDATED INCOME (**)	1,165,242	3,247,417
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	872,621	513,652

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JULY1 TO SEPTEMBER 30 OF 2009

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
rt01	**NET SALES**	**5,365,295**	**100**	**11,409,343**	**100**
rt02	COST OF SALES	4,300,684	80	9,361,315	82
rt03	**GROSS PROFIT**	**1,064,611**	**20**	**2,048,028**	**18**
rt04	GENERAL EXPENSES	619,596	12	608,864	5
rt05	**INCOME (LOSS) FROM OPERATION**	**445,015**	**8**	**1,439,164**	**13**
rt08	OTHER INCOME AND (EXPENSE), NET	504	0	50,033	0
rt06	COMPREHENSIVE FINANCING RESULT	60,859	1	32,225	0
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**506,378**	**9**	**1,521,422**	**13**
rt10	INCOME TAXES	27,592	1	503,710	4
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**478,786**	**9**	**1,017,712**	**9**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**478,786**	**9**	**1,017,712**	**9**
rt19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	81,730	2	121,305	1
rt20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**397,056**	**7**	**896,407**	**8**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

QUARTER: **03** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**5,365,295**	**100**	**11,409,343**	**100**
rt21	DOMESTIC	2,937,148	55	4,106,518	36
rt22	FOREIGN	2,428,147	45	7,302,825	64
rt23	TRANSLATED INTO DOLLARS (***)	183,117	3	687,337	6
rt08	**OTHER INCOME AND (EXPENSE), NET**	**504**	**100**	**50,033**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	504	100	48,008	96
rt34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	-2,025	-4
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**60,859**	**100**	**32,225**	**100**
rt24	INTEREST EXPENSE	8,017	13	15,069	47
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	4,159	7	8,225	26
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	64,717	106	39,069	121
rt28	RESULT FROM MONETARY POSITION	0	0	0	0
rt10	**INCOME TAXES**	**27,592**	**100**	**503,710**	**100**
rt32	INCOME TAX	96,684	350	75,166	15
rt33	DEFERRED INCOME TAX	-69,092	-250	428,544	85

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	287,314	286,345

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

MAIN CONCEPTS

(Thousand Pesos) **CONSOLIDATED**

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	1,686,271	4,341,448
e02	+ (-)ITEMS NOT REQUIRING CASH	0	450,000
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	837,153	376,899
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	31,990	29,249
e05	**CASH FLOW BEFORE INCOME TAX**	2,555,414	5,197,596
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-756,850	-3,367,897
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	1,798,564	1,829,699
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-556,514	-8,646,440
e09	**FINANCING ACTIVITIES**	1,242,050	-6,816,741
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	-30,047	524,137
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	1,212,003	-6,292,604
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	-13,329
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	866,900	7,517,514
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	2,078,903	1,211,581

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

Final Printing

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	0	450,000
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	450,000
e17	+ (-)OTHER UNREALIZED ITEMS	0	0
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	837,153	376,899
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	872,621	513,652
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	-33,511	-136,753
e24	(-)+ OTHER ITEMS	-1,957	0
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	31,990	29,249
e25	+ACCRUED INTEREST	31,990	29,249
e26	+ (-) OTHER ITEMS	0	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-756,850	-3,367,897
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	212,765	-1,712,862
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	587,467	-3,737,615
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	73,526	13,329
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	-1,214,780	2,205,008
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	199,477	230,200
e32	+ (-) INCOME TAXES PAID OR RETURNED	-615,305	-365,957
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-556,514	-8,646,440
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	-8,470,226
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-382,133	-386,585
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	33,511	136,753
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	-207,892	73,618
e10	**NET CASH FROM FINANCING ACTIVITIES**	-30,047	524,137
e45	+BANK FINANCING	0	1,483,366
e46	+STOCK MARKET FINANCING	0	-56
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	-8,777	-927,583
e49	(-)STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	0	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	-INTEREST EXPENSE	-21,270	-29,249
e56	-REPURCHASE OF SHARES	0	-10,500
e57	+ (-)OTHER ITEMS	0	8,159

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	2.67		$	6.47	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	2.67		$	6.47	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	51.58		$	46.62	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		0.91	times		0.84	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		17.60	times		6.09	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	9.10	%	10.12	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	4.33	%	13.24	%
p03	NET INCOME TO TOTAL ASSETS (**)	3.25	%	8.86	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	0.00	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.70	times	1.02	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	2.06	times	3.23	times
p08	INVENTORIES TURNOVER (**)	2.01	times	2.90	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	43	days	39	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.11	%	0.05	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	24.99	%	33.08	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	0.33	times	0.49	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	20.89	%	39.08	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	0.00	%	0.00	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	52.99	times	153.95	times
p16	NET SALES TO TOTAL LIABILITIES (**)	2.81	times	3.08	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	4.15	times	2.49	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.48	times	1.01	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.83	times	1.47	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	52.57	%	16.90	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.	COMPRA VENTA, DISTRIB. Y MAQUILA DE TUBO	50	99.99
SERVICIOS CH, S.A. DE C.V.	PRESTACIÓN DE TODA CLASE DE SERVICIOS	1	99.99
ACEROS CH, S.A. DE C.V.	COMERC. EN GRAL. DE TODA CLASE DE ACEROS	50	99.99
CIA. MEXICANA DE PERFILES Y TUBOS, S.A. DE C.V.	FABRICACION DE PERFILES Y TUBULARES	445,000	99.99
INMOBILIARIA PYTSA, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUBLES	50,000	99.99
PROCARSA, S.A. DE C.V.	FABRICACIÓN Y EXPORTACIÓN DE TUBERÍA	123,628,404	99.99
INMOBILIARIA PROCARSA, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUEBLES	50,000	99.99
TUBERIAS PROCARSA ,S.A DE C.V.	FABRICACIÓN Y EXPORTACIÓN DE TUBERÍA	588,927,239	99.99
OPERADORA PROCARSA, S.A. DE C.V.	COMPRA VENTA, DIST., Y MAQUILA DE TUBO	15,000	99.99
SIDERURGICA DEL GOLFO, S.A. DE C.V.	FABRICACIÓN DE ANGULO Y SOLERA	12,117,550	99.99
SIGOSA ACEROS, S.A DE C.V.	COMPRA VENTA Y DIST DE ANGULO Y ACERO	32,629,700	99.99
SERVICIOS ADMINISTRATIVOS SIGOSA, S.A DE C.V.	PRESTACIÓN DE TODA CLASE DE SERVICIOS	50,000	99.99
PYTSA MONCLOVA, SA DE C.V.	FÁBRICACIÓN DE TUBOS Y PERFILES	50,000	99.99
GRUPO SIMEC, S.A.B. DE C.V. Y SUBSIDIARIAS.	MANF. Y VENTA DE PROD. SIDERÚRGICOS	497,709,214	76.47
OPERADORA ICH, S.A DE C.V.	FABRICACIÓN DE ACEROS ESPECIALES	45,000	99.99
ADMINISTRACION DE EMPRESAS CH, S.A DE C.V.	PRESTACIÓN DE TODA CLASE DE SERVICIOS	50,000	99.99
PYTSA INDUSTRIAL, S.A DE C.V.	FABRICACION DE PERFILES Y TUBULARES	1,000,000	99.99
ACEROS Y LAMINADOS SIGOSA, S.A DE C.V.	COMPRA VENTA Y DIST. DE ANGULO Y SOLERA	39,579,700	99.99
PYTSA INDuSTRIAL DE MÉXICO, S. A. DE C. V.	MATERIALES METALICOS PARA LA CONSTRUCCIÓ	50,000	99.99
ADMINISTRACIÓN Y CONTROL DE LA PRODUCCIÓN, S.A DE	PRESTACIÓN DE TODA CLASE DE SERVICIOS	50,000	99.99
COMERCIALIZADORA PYTSA, S.A DE C.V.	PRESTACIÓN DE TODA CLASE DE SERVICIOS	50,000	99.99
SIM REP CORPORATION	TENEDORA DE ACCIONES	1,000	99.86
HOLDING PROTEL , S.A DE C.V.	TENEDORA DE ACCIONES	90,273,151	100.00
INDUSTRIAL PROCARSA, S.A DE C.V.	FABRICACIÓN Y EXPORTACIÓN DE TUBERÍA	49,857,883	100.00
CIA. SIDERURGICA DEL GOLFO, S.A DE C.V.	COMPRA VENTA Y DIST. DE ANGULO Y SOLERA	23,264,129	100.00
NUEVA PYTSA INDUSTRIAL, S.A . DE C.V.	COMERZIALIZADORA DE LAMINA EN ROLLO	13,318,498	100.00
BASTEK INVESTMENTS, B.V.	TENEDORA DE ACCIONES	200	100.00
COMERCIALIZADORA SIGOSA, S.A. DE C.V.	COMPRA VENTA Y DIST. DE ANGULO Y SOLERA	50,000	100.00
PERFILES COMERCIALES SIGOSA, S.A. DE C.V.	COMPRA VENTA Y DIST. DE ANGULO Y SOLERA	2,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **03** YEAR: **2009**

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
MEDIUM TERM	NOT	20/08/1993	15/12/1998	9.33							0	4,078	0	0	0	0
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL BANKS					0	0	0	0	0	0	0	4,078	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

QUARTER: **03** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

CREDITS BREAK DOWN

CONSOLIDATED

(Thousand Pesos)

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
DIVERSOS	NOT APPLIED				742,769	0	0	0	0	0						
DIVERSOS	NOT										1,646,263	0	0	0	0	0
TOTAL SUPPLIERS					742,769	0	0	0	0	0	1,646,263	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
DIVERSOS	NOT APPLIED				0	1,168,787										
DIVERSOS											0	222,173				
TOTAL					0	1,168,787	0	0	0	0	0	222,173	0	0	0	0
TOTAL					742,769	1,168,787	0	0	0	0	1,646,263	226,251	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **03** YEAR: **2009**

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	DOLLARS	PESOS	DOLLARS	PESOS	
MONETARY ASSETS	**266,525**	**3,599,207**	**1**	**16**	**3,599,223**
LIABILITIES POSITION	**137,942**	**1,862,796**	**719**	**9,718**	**1,872,514**
SHORT-TERM LIABILITIES POSITION	137,942	1,862,796	719	9,718	1,872,514
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**128,583**	**1,736,411**	**-718**	**-9,702**	**1,726,709**

NOTES

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

QUARTER: **03** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA DE ACERO TLALNEPANTLA	PLANTA PRODUCTORA DE ACEROS	100	0.00
PLANTA DE TUBERIA MONCLOVA	PLANTA PROD DE TUB CON COSTURA	176	53.00
PLANTA DE PERFILES ECATEPEC	PLANTA PROD DE TUB CON COSTURA DE	100	64.00
PLANTA DE LAM MATAMOROS	PLANTA PRODUCTORA DE PERFILES	250	70.00
PLANTA DE ACERO EN GUADALAJARA	PRODUCCION Y VENTA DE acero	480	79.07
PLANTA DE ACERO MEXICALI	PRODUCCION Y VENTA DE acero	250	76.80
PLANTAS ACERO APIZACO-CHOLULA	PRODUCCION Y VENTA DE ACERO	460	77.00
PLANTA DE ACERIA CANTON	PRODUCCION DE BILLET	1,380	40.10
PLANTA DE ACERIA EN LORAIN	PRODUCCION DE BILLET	1,150	0.00
PLANTA LORAIN (LAMINACION)	PRODUCCION Y VENTA DE ACERO	840	28.90
PLANTA LACKAWANNA	PRODUCCION Y VENTA DE ACERO	600	42.40
PLANTA MASSILLION	PRODUCCION Y VENTA DE ACERO	125	44.60
PLANTA GARY	PRODUCCION Y VENTA DE ACERO	70	23.70
PLANTA ONTARIO	PRODUCCION Y VENTA DE ACERO	60	41.80
PLANTAS EN SAN LUIS POTOSI	PRODUCCION Y VENTA DE ACERO	600	85.82

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
CHATARRA, PLANTAS EN USA	DIVERSOS	Importación	NO	25.00
CHATARRA, PLANTAS EN MEXICO	DIVERSOS	Nacional		40.00
LAMINA ROLADA EN CALIENTE	ALTOS HORNOS DE MEXICO, S.A. T	Nacional		4.00
PALANQUILLA	DIVERSOS	Nacional		4.00
PELLETS, PLANTAS EN USA	CLIFF SALES COMPANY, US STEEL	Importación	NO	8.00
FERROALEACIONES, PLANTAS EN US	DIVERSOS	Importación	NO	6.00
FERROALEACIONES, PLANTAS EN ME	DIVERSOS	Nacional		4.00
ELECTRODOS, PLANTAS USA	SGL, CARBON,	Importación	NO	1.10
ELECTRODOS, PLANTAS EN MEXICO	DIVERSOS	Nacional		2.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
ACEROS ESPECIALES	241	2,015,774	0.00		
aceros comerciales	875	7,174,961	0.00		
tuberia	39	803,382	0.00		
FOREIGN SALES					
	0	6,470,631	0.00		
TOTAL		**16,464,748**			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

QUARTER: **03** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
ACEROS ESPECIALES	25	259,694			
aceros comerciales	80	718,077			
tuberia	8	172,355			
FOREIGN SUBSIDIARIES					
aceros especiales	433	5,320,505			
TOTAL		**6,470,631**			

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **03** YEAR: **2009**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B	**0.00000**	**0**	**360,507,744**	**76,066,836**	**0**	**436,574,580**	**3,484,908**	**1,613,696**
TOTAL			360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 436,574,580

NOTES